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                              July 27, 2021

       Joseph R. Ianniello
       Chief Executive Officer
       Argus Capital Corp.
       3 Columbus Circle, 24th Floor
       New York, NY 10019

                                                        Re: Argus Capital Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 22, 2021
                                                            File No. 333-258090

       Dear Mr. Ianniello:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed on July 22, 2021

       Exhibit 3.2

   1. On pages 63 and 133 of the registration statement, you state that the federal courts will be the exclusive forum for
claims arising under the Securities Act, however Section XII of your form of amended
and restated certificate of incorporation states that the Court of
                                                        Chancery and the
federal district court for the state of Delaware will have concurrent jurisdiction over such
claims. Please revise your disclosure and charter for consistency and accuracy.
       Exhibit 4.4

   2. We note your disclosure on pages 63-64 of the registration statement that the exclusive forum provision in the
form of warrant agreement will not apply to claims arising under
 Joseph R. Ianniello
Argus Capital Corp.
July 27, 2021
Page 2
         the Exchange Act or other claims for which the federal courts have exclusive jurisdiction, however Section 9.3 of the form of warrant agreement does not so state.
         Please revise your disclosure and exhibit for consistency and accuracy.
Exhibit 5.1

3.       Please revise or delete as inappropriate the assumptions in sections
(a)(i) and (a)(ii) on
         page 3. In this regard, we note that limiting the assumption in section (a)(i) to the documents listed in Part III of the registration statement, and failing to exclude the
         Opined-on Law from the assumption in section (a)(ii), result in the assumptions being overly broad. Refer to Staff Legal Bulletin No. 19 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-
3222 with any questions.



FirstName LastNameJoseph R. Ianniello                           Sincerely,
Comapany NameArgus Capital Corp.
                                                                Division of
Corporation Finance
July 27, 2021 Page 2                                            Office of Trade
& Services
FirstName LastName